UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(x)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to______

Commission File number 1-5674

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ANGELICA CORPORATION
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANGELICA CORPORATION
424 South Woods Mill Road
Chesterfield, Missouri  63017-3406

THE ANGELICA CORPORATION
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2007

Index

Report Of Independent
Registered Public Accounting Firm

To the Retirement Savings Plan Committee
   of Angelica Corporation

We have audited the accompanying statement of net assets available for benefits of The Angelica Corporation Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP

July 9, 2008

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets
Investments, At Fair Value (Note 3)	$31,327,458	$29,331,321

Receivables
Participant contributions	—	66,410
Employer contributions	90,752	76,504
Interest	—	61,121
Total Receivables	90,752	204,035

Cash	—	41,631

Total Assets	31,418,210	29,576,987

Liabilities
Excess contributions payable	77,383	—

Net Assets Available For Benefits	$31,340,827	$29,576,987

See the accompanying notes to financial statements.                                                                                                                                                                          Page 2

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For The Years
	Ended December 31,
	2007	2006
Additions To Net Assets Attributed To:
Investment Income
Net appreciation in fair value of
investments (Note 3)	$1,483,874	$2,935,004
Interest and dividends	73,485	65,709
Net Investment Income	1,557,359	3,000,713

Contributions
Participant	2,330,332	2,138,770
Employer	850,573	718,291
Participant rollover	85,397	272,651
Total Contributions	3,266,302	3,129,712

Transfers In From Plan Merger (Note 7)	1,103,165	—

Total Additions	5,926,826	6,130,425

Deductions From Net Assets Attributed To:
Benefits paid directly to participants	4,138,414	5,007,090
Other expenses	24,572	14,672

Total Deductions	4,162,986	5,021,762

Net Increase	1,763,840	1,108,663

Net Assets Available For Benefits - Beginning Of Year	29,576,987	28,468,324

Net Assets Available For Benefits - End Of Year	$31,340,827	$29,576,987

See the accompanying notes to financial statements.                                                                                                                                                                          Page 3

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 And 2006

1.	Description Of The Plan

The following description of The Angelica Corporation Retirement Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, was adopted by the Board of Directors of Angelica Corporation (the Company) and is a defined contribution profit sharing plan that includes a 401(k) provision.  The Company is the Plan Administrator and the assets of the Plan are held in trust by Fidelity Management Trust Company (the Custodian and Trustee).

Effective January 1, 2007, the Plan was amended to allow the merger of the Royal Institutional Services, Inc. 401(k) Plan into the Plan (Note 7).

Eligible Participants

All employees who have either (i) completed six months of service with the Company and are age 21 or older or (ii) completed two years of service, are eligible to participate in the Plan, except for certain classifications of employees who are excluded from Plan eligibility (as defined by the Plan).

Contributions

Eligible employees may contribute up to 20% of their annual compensation to the Plan through payroll deferrals, subject to Internal Revenue Code limitations.  The Company provides a matching contribution in an amount equal to 30% of the compensation deferred up to, but not exceeding 6% of annual compensation.  The Company provides a profit sharing contribution in an amount equal to 0.5% of annual compensation of eligible participants.

Employee contributions for 2007 are net of payments of $77,383 made in March 2008 to certain active participants to return excess deferral contributions.  These payments are required to satisfy the relevant nondiscrimination provisions of the Plan, and they are included in the Plan’s statement of net assets available for benefits as excess contributions payable at December 31, 2007.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

Notes To Financial Statements (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings.  Earnings allocations are based on the performance of the investment choices of each participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Employees participating in the Plan prior to January 1, 2005 are immediately 100% vested in their deferrals and Company contributions plus actual earnings thereon.  Effective January 1, 2005, new Plan participants become vested in Company contributions over a five-year vesting period.  A participant is 25% vested after two years, increasing 25% each year to 100% vested after five years.

Payment Of Benefits

Participants are entitled to receive the vested balance of their accounts upon death, retirement or termination of employment, or upon request after reaching age 59-1/2.  Participants who have suffered a hardship (as defined by the Plan) may also withdraw a portion of their account balances.

Participant Loans

The Plan allows participants to borrow from their account, subject to certain limitations.  Loans bear interest at the prime rate plus 0.5% at the time the loan is made.  All loans are secured by the participant’s account.  Principal and interest are paid ratably through payroll deductions.  The outstanding participant loans at December 31, 2007 bear interest at rates ranging from 4.5% to 8.75% and are due at various dates through May 2015.

Forfeitures

At December 31, 2007 and 2006, forfeited nonvested accounts totaled approximately $71,000 and $11,000, respectively.  These accounts will be used to reduce future employer contributions.  During the years ended December 31, 2007 and 2006, employer contributions were reduced by approximately $30,000 and $35,000, respectively, from forfeited nonvested accounts.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

Notes To Financial Statements (Continued)

2.	Summary Of Significant Accounting Policies

Estimates And Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Basis Of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation And Income Recognition

Investments in mutual funds and common stock are valued at reported net asset value at December 31 as determined by the fund manager.

Investment income is recorded as earned on the accrual basis.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Fidelity Managed Income Portfolio fund, which is a fully benefit-responsive investment fund.  Since the fair value of this contract approximates its contract value, the Statement of Changes in Net Assets Available for Benefits does not require a separate adjustment for reporting the Plan net assets on a contract value basis.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment Of Benefits

Benefits are recorded when paid.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

Notes To Financial Statements (Continued)

3.	Investments

The Custodian of the Plan holds the Plan’s investments and executes related investment transactions.

The fair value of individual assets that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2007	2006

ABF Large Cap Value Pa	$5,778,016	$—
Fidelity Balanced Fund	2,521,782	—
Fidelity Income Freedom Fund	13,045,786	—
Fidelity International Discovery	1,730,459	—
American Balanced Fund	—	2,455,837
Washington Mutual Investors Fund	—	6,257,572
M&I Stable Principal Fund	—	13,611,486

The net appreciation (depreciation) in fair value of investments is:

	For The Years
	Ended December 31,
	2007	2006

Mutual funds	$1,796,159	$2,410,233
Common stock	(312,285)	524,771

	$1,483,874	$2,935,004

During 2007, the Plan is invested in a benefit-responsive Managed Income Portfolio with Fidelity Investments Institutional Operations Company (Fidelity).  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The Managed Income Portfolio is reflected in the financial statements at fair market value, which approximates contract value.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

Notes To Financial Statements (Continued)

As described in Note 2, because the Managed Income Portfolio is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the managed income portfolio.  Contract value, as reported to the Plan by Fidelity, represents contributions, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value under all circumstances including the termination of the Plan.  The fund could be limited in its ability to transact with issuers at contract value if the fund raises its risk profile or is subject to an extended period of significant cash outflow.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed on a daily basis for resetting.

The investments included in this fund have an average yield of 4.82% for the year ended December 21, 2007.  The average crediting interest rate was 4.40% for the year ended December 31, 2007.

During 2006, the Plan was invested in a benefit-responsive Stable Principal Fund (the Fund) with Marshall & Ilsley Trust Company (M&I).  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The Fund is reflected in the financial statements at fair market value which is equal to contract value.

As described in Note 2, because the Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Fund.  Contract value, as reported to the Plan by M&I, represents contributions, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value under all circumstances including the termination of the Plan.  The Fund could be limited in its ability to transact with issuers at contract value if the Fund raises its risk profile or is subjected to an extended period of significant cash outflow.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed on a daily basis for resetting.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

Notes To Financial Statements (Continued)

The investments included in this fund have an average yield of 4.47% for the year ended December 31, 2006.  The average crediting interest rate was 4.63% for the year ended December 31, 2006.

4.	Income Tax Status

The Plan obtained its latest determination letter on October 9, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.

5.	Plan Termination

Although it has not expressed intent to do so, the Company has the right to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

6.	Related Party Transactions

Due to its affiliation with the Plan, transactions involving Angelica Corporation common stock qualify as party-in-interest transactions.  Fidelity Management Trust Company (Fidelity) is the Custodian of the Plan and, as such, is a party-in-interest.  Therefore, the purchase by the Plan of certain proprietary funds sponsored by Fidelity constitute party-in-interest transactions, which are allowable transactions under the ERISA regulations.

The Plan received delinquent participant contributions in the amount of $76,790, which resulted from the blackout period during the change in third party administrators from M&I to Fidelity effective January 1, 2007.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

Notes To Financial Statements (Continued)

7.	Plan Merger

The Plan was amended to allow for the merger of the Royal Institutional Services, Inc. 401(k) Plan into the Angelica Corporation Retirement Savings Plan as of January 1, 2007.  During 2007, $1,103,165 was transferred from the Royal Institutional Services, Inc. 401(k) Plan to the Plan.

Prior to the merger, the Royal Institutional Services, Inc. 401(k) Plan’s assets had been held by John Hancock Investment Management Services.

The Angelica Corporation Retirement Savings Plan continues as the surviving Plan.

Report Of Independent Registered Public
Accounting Firm On Supplementary Information

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held at end of year and delinquent participant contributions and loan repayments are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

July 9, 2008

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

EIN: 43-0905260    PLAN NO: 003
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2007

	(b) Identity Of Issue,	(c) Description Of Investment Including
	Borrower, Lessor, Or	Maturity Date, Rate Of Interest,	(e) Current
(a)	Similar Party	Collateral, Par, Or Maturity Value	Value

	Common Stock
*	Angelica Corporation	Common stock	$ 939,813

	Mutual Funds
	AllianceBerstein	ABF Large Cap Value Pa	5,778,016
	Rainier Funds	Rainier Sm/Mid Cap	1,243,479
	Artisan Funds	Artisan Mid Cap Value	141,105
	Royce Funds	Royce Opportunity	8,781
*	Fidelity Funds	Fidelity Balanced	2,521,782
*	Fidelity Funds	Fidelity Intl Discovery	1,730,459
*	Fidelity Funds	Fidelity Cap Appreciation	257,600
*	Fidelity Funds	Fidelity Sm Cap Independ	845,137
*	Fidelity Funds	Fidelity Strategic Income	665,211
*	Fidelity Funds	Fidelity Freedom Income	13,045,786
*	Fidelity Funds	Fidelity Freedom 2000	189
*	Fidelity Funds	Fidelity Freedom 2010	276,770
*	Fidelity Funds	Fidelity Freedom 2020	51,663
*	Fidelity Funds	Fidelity Freedom 2030	77,007
*	Fidelity Funds	Spartan US Eq Index	1,356,182
*	Fidelity Funds	Fidelity Freedom 2040	127,259
*	Fidelity Funds	Fidelity Freedom 2005	3,563
*	Fidelity Funds	Fidelity Freedom 2015	179,527
*	Fidelity Funds	Fidelity Freedom 2025	70,362
*	Fidelity Funds	Fidelity Freedom 2035	62,561
*	Fidelity Funds	Fidelity Freedom 2045	47,007
*	Fidelity Funds	Fidelity Freedom 2050	53,625
	Total Mutual Funds		28,543,071

	Common Collective Trust Fund
*	Fidelity Funds	Fidelity Managed Income Portfolio	788,472

	Participant Loans	Interest rates ranging from 4.5% - 8.75%, due
		at various dates through May 2015	1,056,102

			$ 31,327,458

*   Represents a party-in-interest.

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

EIN: 43-0905260    PLAN NO: 003
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AND LOAN REPAYMENTS
December 31, 2007

Participant Contributions	Loan Repayments	Total That Constitutes Nonexempt
Transferred Late To Plan	Transferred Late To Plan	Prohibited Transactions

$ 66,410	$ 10,380	$ 76,790

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ANGELICA CORPORATION
RETIREMENT SAVINGS PLAN

By:  /s/ James W. Shaffer
James W. Shaffer, Member, Retirement
Savings Plan Administrator Committee; and
Vice President, Chief Financial Officer of
Angelica Corporation

July 11, 2008

EXHIBIT INDEX

Exhibit No.              Description

23.1	Consent of RubinBrown LLP, Independent Registered Public Accounting Firm